February 10, 2009

VIA EDGAR

Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Mr. Jay Mumford, Attorney-Advisor

Re:  Vycor Medical, Inc. (the “Company”)
Amendment No. 6 to Registration Statement on Form S-1
Filed June 3, 2008
File No. 333-149782

Dear Mr. Mumford:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 6, 2009, addressed to Mr. Kenneth Coviello, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 5 to Registration Statement on Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly.  The Company has substantially revised and restated our financial statements to respond to your comments.

Audited Annual Financial Statements, page F-1

1.    Please update your financial statements as required under Item 8-08 of Regulation S-X and Item 303 of Regulation S-K.

The financial statements and management discussion and analysis are current as of this amendment and meet the requirements of item 8-08 of Regulation S-X and Item 303 of Regulation S-K.

Statements of Operations, page F-3

2.    Please refer to prior comment 4. Your disclosure indicates that you reclassified the amounts previously included in the line item titled ‘Compensatory element of stock' into Interest Expense'. Please tell us why this reclassification is appropriate. Tell us the nature and amount of the significant components that you reclassified. Your response should address why the amounts represent interest expense. You should also tell us how you considered the disclosure requirements of SFAS 154.

We reviewed prior comment 4 and the related disclosure but did not find a reference to “Compensatory element of stock.”  We believe the reference was to prior comment 5, that makes reference to prior comment 4 from an earlier amendment.   However, to repeat our previous response, any previous comments dealing with “Compensatory element of stock” have been addressed in that all share based compensation has been reflected on the same line as the cash base compensation paid to employees, reported under the caption of “General and administrative” expenses on the Statement of Operations, consistent with SAB Topic 14.F.

Note 4. Long -Term Debt, page F-9

3.    Please refer to prior comment 8. The revised disclosure for the Salomon debt states that “[t]he note agreement has a conversion price between $0.50 and $1.00 per common share.” Similarly for the Fountainhead notes you disclose that “[t]he convertible debenture is convertible into a fixed maximum of 1,876,300 common shares.” The disclosure is overly broad and should be revised to summarize the significant conversion terms under the agreements consistent with paragraph 4 of SFAS 129 so that an investor understands the terms under which the conversion price is variable and how the conversion price is determined.

We have expanded Note 4 to add additional characteristics and terms of the   Solomon and Fountainhead Note agreements especially in the area of the conversions to comply with SFAS 129.

4.    Please refer to prior comment 9. You disclose that “[t]he Company has computed a beneficial conversion feature of $22,891 which resulted in a debt discount of such amount which is being amortized over the life of the loan to interest expense.” Please tell us where you recorded the beneficial conversion feature and show us in your response how you calculated the amount of the beneficial conversion feature.

The beneficial conversion feature was recorded in additional paid-in-capital.  The line indicating that the beneficial conversion feature (bcf) was computed as $22,891 was an extraneous entry from a previous version and has been removed.  As stated later in the disclosure, $39,976 has been recalculated (as it was determined there should not be any value assigned to the option associated with the Fountainhead note) (see response to Comment 6.). The value of the discount attributable to the bcf  is $107,312 and the warrant is calculated as follows:

EITF 00-27		Ratio calculation
Fair value of convertible debt	$172,500	0.62
Fair value of warrants	$104,787	0.38

Allocation of Proceeds
Warrants	$65,188
Convertible Debt	$107,312
$172,500

Debt Discounts-detached warrants
Dr. Debt Discount-warrants	$65,188
Cr. Additional paid in capital	$65,188

Effective conversion price:
Allocated Proceeds	$107,312
Number of shares to be received upon conversion	$1,876,300
Effective conversion prices:	$0.057

Intrinsic value of conversion option (bcf) - $155,370, limited to $107,312

Debt Discount –BCF:
Dr. Debt Discount-BCF	$107,312
Cr. Additional paid in capital	$107,312

Total debt discount:	172,500

This adjustment to the allocation of debt discount between warrants and the bcf has no effect on the total debt discount.  This amount remains unchanged and therefore has no effect on the financial statements.

5.    Further, please show us in your response how you calculated the amount of the proceeds to allocate from the issuance of the debt, warrants and options on a relative fair value basis resulting in an allocation of $39,976 to the warrants, $132,524 to the options and no value to the convertible debt. Your response should address why no value was issued to the debt.

The $39,076 was calculated using the guidance of  EITF 00-27 issue 1,computing the fair value of the warrants (including the warrants associated with the option to invest in additional convertible debentures) associated with the convertible debt (using the Black Scholes option pricing model). The result was added to the proceeds of the debt to determine the relative allocation of value between the convertible debt and the warrants. This resulted in allocated proceeds of $39,976 with 1,876,300 shares upon conversion up with an effective conversion price of $0.21 per share and an intrinsic value of the bcf of $222,706. This calculation presented an intrinsic value of the conversion feature being equal to $222,706.  Since the bcf cannot exceed the allocated proceeds, the debt discount from the bcf is $39,976.

6.    You disclose that “[i]n conjunction with this debt the Company entered into an Option Agreement with Fountain Capital Partners Limited (FCPL) which granted to FCPL an option to invest up to $1,850,000 for three years in exchange for convertible debentures due two years from the re-issuance and warrant purchase up to 3,017,409 shares at a price of $0.44 per share.” Please tell us and clarify to disclose whether this represents new notes and an additional warrant from the note and warrant already discussed. If it does, then revise the disclosure to provide all of the significant terms of each note and warrants and how you accounted for and valued each issuance. If not, reconcile your disclosure that the “debenture is convertible up to 5,652,954 shares of common stock” with your disclosure that “[t]he convertible debenture is convertible into a fixed maximum of 1,876,300 common shares.”

The option is granted to allow the holder to invest up to $1,850,000 in the Company in exchange for new convertible debentures convertible into 5,652,954 shares of common stock (based upon post exchange ratio of membership units as disclosed in note 1). The new debenture will be due two years from the date of issuance of these new convertible debentures.  Additionally, if the option is exercised for the debentures, the holder obtains a warrant that allows the holder to purchase up to 3,017,409 shares of stock at a price of $0.44 per share. The disclosure has been revised to more clearly reflect the terms of the option and the debenture and warrant issued pursuant to it.

7.    You disclose that “[t]he fair value of the option is based upon the excess value of re-conversion feature and fair value embedded warrant in excess of the $1,850,000 option exercise price.” Please tell us and disclose the significant terms of the “re-conversion,” Show us in your response how you calculated the fair value of the option. Tell as why you believe the amount so calculated represents fair value. Cite the accounting literature upon which you relied.

Actually the fair value of the option for the investment of funds for the purchase of new debentures was based upon the fair value of the attached warrant to the option, the only instrument deemed to have any value. If the holder exercises the option to purchase the convertible debentures, then the holder has a debenture worth its face value, a conversion right and a warrant to purchase stock.  The purchase of the debentures and the conversion right at $0.44 per share into common stock has no intrinsic value for the beneficial conversion feature for this new debenture with the value of the stock at around $0.19 per share at time of entering into the Fountainhead note.  The re-conversion description in the disclosure had been modified and clarified.  The Black Scholes option pricing model was used to determine the fair value of the warrant.

Note 9. Subsequent Events, page F-16

8.    Please show us how you determined that the $1.3 million in convertible notes issued to Regent and Fountainhead at a conversion price of $.123 is convertible into 8,670,363 shares.

The $1.3 million in convertible notes issued to Regent and Fountainhead results in 8,129,529 shares being issued to Regents and 2,438,859 being issued to Fountainhead at a price of $.123 per share.  The disclosure has been amended to reflect these amounts.

Note 10. Restatement of Financial Data as of December 31, 2007, page F-18

9.    Please refer to prior comment 24. With respect to your reconciliations for the statements of cash flows, please revise, consistent with paragraph 26 of SFAS 154, to show the effect of the correction of each error on each financial statement line item and not just on subtotals.

We have revised the reconciliations for the consistent with paragraph 26 of SFAS 154 to show the effect of the correction of each error on each financial statement line item and not just on the subtotals.

10.   Please refer to prior comment 25. We continue to note that the explanations provided for the adjustments are too brief and do not explain the nature of the errors. In addition, the amount of the correction for each error should be disclosed. Please revise so that you provide the disclosures required by paragraph 26 of SFAS 154.

We have expanded the explanations to comply with disclosure requirements of paragraph 26 of SFAS 154.

Reconciliation of Statement of Operations, page F-20

11.   Please refer to prior comment 28. Please remove the double underline shown under your operating losses to avoid implying that this is a total and not a subtotal.

The double underling shown under operating losses as been removed.

Statements of Cash Flows, page F-27

12.   Please discuss the nature of the transactions related to your investing activities. For example, if the transactions represent purchases then you should revise to clarify that it is a purchase of fixed assets or acquisition of patents or websites.

The nature of the transactions under investing activities has been revised to clarify the transaction.

Note 2. Significant Accounting Policies, page 94 Recently Issued Accounting Standards, page F-31

13.   Please tell us why the financial statements do not reflect the adoption of SFAS 157.

The financial statements now disclose the affects of the adoption of SFAS 157 in Note 2.

Note 4. Long Term Debt, page F-32

14.   Please refer to prior comment 34. Please revise to include a discussion of the conversion of the Salomon note payable, similar to the disclosure on page F-16. However, the disclosure in this note should make it clear that the issuance of 1,111,111 shares was not pursuant to the original conversion terms. Please also include a discussion of the amount of the induced conversion expense and where you recorded the amount in your statement of operations.

Additional disclosure has been added indicating that the inducement was the additional 100,000 shares in addition to converting at the original conversion price of $0.135 per share which resulted in the issuance of 1,111,111 shares at the original terms. The total amount of the induced conversion expense consisted of $19,000 and would have been recorded in interest expense in the statement of operations.  However, due to the insignificance of the amount, it has been deemed immaterial in relation to net loss and shareholders’ deficit.

15.   Show us in your response how you calculated the amount of the induced conversion under SFAS 84.  In this regard, please reconcile your response that states “[t]he excess of the fair value of all securities issued over the fair value of the debt issuable pursuant to the original conversion terms was expensed” with paragraph 3 of SFAS 84 which states that you should “recognize an expense equal to the fair value of all securities and other consideration transferred in the transaction in excess of the fair value of securities issuable pursuant to the original conversion terms.”

The inducement only consisted of giving the holder an additional 100,000 shares of stock, the original conversion price of $0.135 per share remained the same. Therefore the “excess of the fair value of all securities issued over the fair value of the debt issuable pursuant to the original conversion terms that would have been expensed” is $0.19 (fair value of the stock) X 100,000 shares =$19,000.  However, due to the insignificance of the amount, it has been deemed immaterial in relation to net loss and shareholders’ deficit.

16.   Please refer to prior comment 35. We note your response that “the Company feels there is substantially no materially difference between the effective yield and straight line method in the amortization of the debt discount.” Please show us the amount of amortization expense for each reporting period calculated under the straight-line method and the effective yield method required by paragraph 9 of EITF 98-5 to support your conclusion that the differences are not material.

The straight line method that we are using is not materially different that the “yield” method for the debts disclosed in Note 4.  All the notes are one year notes with only one payment of principal and interest due at the end of one year, no other cash flows are associated with the notes. For instance in the case of the $500,000 Fountainhead note originated on February 15, 2008, the amortization of the debt discount per the financial statement was $170,223; the note using the using the debt discount of $272,358 as indicated in the financial statement and assuming the 6% to be paid at maturity would result in a effective annual yield of 132.8%. The amortization of the debt discount would be either $163,777 or $176,375, depending on whether an “actual days” or “full month” convention were used.  In any instance, the difference between the straight-line and effective yield method is immaterial.

17.   Further, you should disclose the method that you are using to amortize the discount on your debt and that method should be consistent with U.S. GAAP.

We have disclosed the method to amortize the debt discount and have stated it is not materially different from the yield method.

If you have any comments regarding this letter, please contact me at (212) 930-9700.

Very truly yours,

/s/ Peter DiChiara

Peter DiChiara